EXHIBIT 21

INDEPENDENCE HOLDING COMPANY

Subsidiaries as of March 16, 2009

Subsidiary	Jurisdiction
Independence Capital Corp.	Delaware
Madison National Life Insurance Company, Inc.	Wisconsin
Credico Life Insurance Company	Nevis
Madison Investors Corporation	Delaware
Actuarial Management Corporation	California
Standard Security Life Insurance Company of New York	New York
Standard Security Investors Corporation	New York
Majestic Underwriters LLC	Delaware
IHC Health Holdings Corp.	Delaware
IHC Health Solutions, Inc.	Delaware
Insurers Administrative Corporation	Arizona
Interlock Corporation	Arizona
Health Plan Administrators, Inc.	Illinois
HPA Marketing, Inc.	Illinois
GroupLink, Inc.	Indiana
GroupLink Reinsurance Company, Ltd.	Turks & Caicos
Wisconsin Underwriting Associates, Inc.	Delaware
On-Line Brokerage, Inc.	Delaware
Madison Standard Corp.	Wisconsin
Independence Holding LLC	Delaware
G.P. Associates Holding Corp.	Delaware
Independence Preferred Trust I	Delaware
Independence Preferred Trust II	Delaware
Independence Preferred Trust III	Delaware